Exhibit I

          News Release

For Immediate Release

IPSCO ANNOUNCES THE APPOINTMENT OF THOMAS  FILSTRUP AS DIRECTOR OF INVESTOR RELATIONS

[Lisle, Illinois] [August 17, 2005] -- IPSCO Inc. (NYSE/TSX: IPS) announced today that Thomas Filstrup has joined the Company as Director of Investor Relations.

Mr. Filstrup brings nearly 20 years of investor relations management experience to the Company.  He comes to IPSCO from Whirlpool Corporation where he has been Director, Investor Relations since 1988 and helped develop and implement Whirlpool’s first Investor Relations program. Mr. Filstrup is very active in the Investor Relations community, having just completed a four-year term on the board of directors of the National Investor Relations Institute (NIRI) where he was also Chairman of the Audit Committee and a member of the NIRI Senior Roundtable.

Mr. Filstrup earned a Bachelors degree in Mechanical Engineering from the University of Michigan and a Masters in Business Administration from Northwestern University, where he earned the designation Distinguished Scholar.

“We are excited to have Tom joining IPSCO in this important role,” said IPSCO Senior Vice President and Chief Financial Officer, Vicki Avril. “The Company is fortunate to attract someone with his professional experience and stature.”

Mr. Filstrup will be based at IPSCO’s operational headquarters in Lisle, Illinois and will report to Ms. Avril.

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

For further information on IPSCO, please visit the Company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by the Company; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", its Annual Information Form, and its Form 40-F.

Company Contact:
Vicki Avril, Senior Vice President and Chief Financial Officer
Tel. 630-810-4769

Release # 05-31

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